UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: May 9, 2001

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F        X          Form 40- F

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No         X

        [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the "Company"), dated April 26, 2001.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                             TEEKAY SHIPPING CORPORATION

Date: May 9, 2001                                           By:        /s/ Peter S. Antturi
                                                                                        Peter S. Antturi
                                                                                        Vice President and Chief Financial Officer

EXHIBIT I

TEEKAY SHIPPING CORPORATION
TK House, Bayside Executive Park, West Bay Street & Blake Road P.O.
Box AP-59212, Nassau, Bahamas

NEWS RELEASE

FOR IMMEDIATE RELEASE

ANNOUNCEMENT OF SHARE PURCHASE

Nassau, The Bahamas – April 26, 2001 - On behalf of ABBC Asset Management Ltd. – a wholly-owned subsidiary of Teekay Shipping Corporation – we hereby announce the following:

On March 30, 2001 ABBC Asset Management Ltd. (“ABBC”) commenced a mandatory bid for all of the shares in Ugland Nordic Shipping ASA (“UNS”) in accordance with the provisions of chapter 4 of the 1997 Norwegian Securities Trading Act. At the time of the commencement of the mandatory bid, ABBC held a total of 9,046,877 shares, representing 63.85% of the shares outstanding at the time. This afternoon, ABBC Asset Management has acquired the 4,742,953 shares held by Rasmussengruppen AS (through subsidiaries), following which ABBC – together with smaller, recent purchases in the market – holds a total of 13,868,373 shares in UNS, representing 97.87% of the shares and the votes in UNS.

The acceptance period under the mandatory bid expires on April 30, 2001. If, at such time, there remain any shares outstanding held by minority shareholders, ABBC intends to commence compulsory acquisition of such shares within a reasonable period thereafter, with a view to applying for a delisting of the UNS shares from the Oslo Stock Exchange soon thereafter.”

Teekay Shipping Corporation is a leading provider of international crude oil and petroleum product transportation services through the world’s largest fleet of medium-sized oil tankers. Headquartered in Nassau, Bahamas, with offices in eleven other countries, Teekay employs approximately 300 on-shore and more than 2,700 seagoing staff around the world. The Company’s modern fleet has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay’s common stock trades on the New York Stock Exchange under the symbol “TK”.

For media enquiries contact:
Sharon Bidder
Tel: +1 (604) 844-6657
Fax: +1 (604) 844-6600
Email: Sharon.bidder@teekay.com

For Investor Relations contact:
Geoff Dzikowski
Tel: +1 (604) 844-6654
Fax: +1 (604) 681-3011
Email: Geoff.dzikowski@teekay.com

Web Site: www.teekay.com

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